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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                           Commission File Number 0-6106

(Check One):
[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

     For Period Ended: December 31, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:___________________________________________

________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

                        PART I -- REGISTRANT INFORMATION

                           UNITED LEISURE CORPORATION
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Full Name of Registrant

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Former Name if Applicable

                                 18081 MAGNOLIA
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Address of Principal Executive Office (Street and Number)

                           FOUNTAIN VALLEY, CA 92708
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City, State and Zip Code


                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules
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12b-25(b), the following should be completed.  (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Certain financial information relating to an equity investment by the Company in another public company is not yet available or will not be available on a timely basis. As a result, there is a delay in completing the audit of the Company's financial statements for inclusion in its Annual Report on Form 10-KSB.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     LANCE JON KIMMEL, ESQ.               (310)          274-8300
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(Name)                                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                               [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       2
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                                                            [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See EXHIBIT 1.
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                           UNITED LEISURE CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 30, 1998    By /s/ HARRY SHUSTER
     ----------------       -------------------------------------
                             Harry Shuster, Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)

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                                           (Attach Extra Sheets If Needed)

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                                                                       EXHIBIT 1
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     The Company anticipates that its net loss for the fiscal year ended
December 31, 1998 will be approximately $520,000 as compared to a net loss of $7,313,545 for the fiscal year ended December 31, 1997. The net loss in the fiscal year ended December 31, 1997 included impairment losses in the amount of $3,862,554. The net loss in the fiscal year ended December 31, 1998 was primarily attributable to loss from operations of $1,900,000, interest expense of $385,000, losses from write-downs of certain investments in affiliated companies of $1,464,000, and equity in net loss of investees of $476,000. All of these losses have been reduced by litigation settlement, net of legal expense, of $3,440,000.

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